16006250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

AUG 01 2016

Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-53196

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2015 (MM/DD/YY) AND ENDING 5/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Deloitte Corporate Finance LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 S. Wacker Drive
(No. and Street)

Chicago (City) Illinois (State) 60606-4301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Ryan (704) 333-0528
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Plante & Moran
(Name - if individual, state last, first, middle name)

2601 Cambridge Court (Address) Auburn Hills (City) Michigan (State) 48326 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECEIVED
2016 JUL -2 PM 2:13
SEC / TM

AFFIRMATION

I, Patrick J. Ryan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Deloitte Corporate Finance LLC for the year ended May 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — 7/28/2016
Date

Chief Financial Officer
Title

Notary Public

DENNIS DAWKINS
Notary Public
Mecklenburg County
My Commission Expires
08/14/2018
NORTH CAROLINA

[redacted]

SEC
Mail Processing
Section
AUG 0 1 2016
Washington DC
409

DELOITTE CORPORATE FINANCE LLC
(SEC I.D. No. 8-53196)

STATEMENT OF FINANCIAL CONDITION

AS OF MAY 31, 2016

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(a)(3)
As a PUBLIC document under the Securities Exchange
Act of 1934.

RECEIVED
2016 JUL -2 PM 12:12
SEC / TM

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Deloitte Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Deloitte Corporate Finance, LLC (a Delaware limited liability company) (the "Company") as of May 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Deloitte Corporate Finance, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deloitte Corporate Finance, LLC as of May 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Auburn Hills, Michigan
July 28, 2016

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2016

ASSETS

Cash and cash equivalents	$13,870,494
Money market fund	500,000
Accounts receivable —advisory services, net	3,731,429
Prepaid assets	13,862
Goodwill (Note 2)	16,667,959
TOTAL ASSETS	$34,783,744

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 175,839
Accounts payable - related entity (Note 3)	111,286
Accrued expenses	300,000
Deferred revenue	538,500
Acquisition liability (Note 4)	2,405,015
TOTAL LIABILITIES	3,530,640
MEMBER'S EQUITY	31,253,104
TOTAL LIABILITIES & MEMBER'S EQUITY	$34,783,744

See notes to statement of financial condition.

DELOITTE CORPORATE FINANCE LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF MAY 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation—The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Deferred Revenue— The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients. The company recognizes these retainers ratably over the period these services are performed.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short term money market instruments.

Accounts Receivable—Accounts receivable, net of allowance of doubtful accounts, includes amounts billed and unbilled, and receivable from clients in connection with financial advisory services rendered, including related reimbursable out-of-pocket expenses. The allowance for doubtful accounts was $117,994 at May 31, 2016. The Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables.

Use of Estimates—This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to acquisition liability, retention bonuses, deferred revenue, and the valuation of goodwill and other intangibles at May 31, 2016. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New Accounting Pronouncements—On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2014-09, *Revenue from Contracts with Customers* (Topic 606). In addition, on August 12, 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers* (Topic 606). The amendments in ASU 2014-09 supersede previously established revenue recognition and cost guidance and the amendments in ASU 2015-14 defer the original effective date of ASU 2014-09. As a result, ASU 2014-09 will be effective for periods beginning after December 15, 2017. The Company is evaluating the impact this new standard will have on its financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements—Going Concern*. The ASU provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company is evaluating the impact this new standard will have on its financial statements.

On March 17, 2016 the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).* This ASU clarifies implementation guidance on principal vs. agent considerations. The Company is evaluating the impact this new standard will have on its financial statements.

Fair Value Financial Instruments – The fair value of company financial instruments of money market funds, accounts receivable and accounts payable approximate their carrying amount.

Federal Income Taxes—For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

2. GOODWILL AND INTANGIBLE ASSETS

On June 6, 2013, the Company acquired substantially all the assets of McColl Partners LLC, a broker-dealer that provides investment banking advisory services to large domestic and global middle-market companies. The purchase price amounted to $23 million, with $16 million paid at closing and the remaining balance due over the next three years. See Note 5 for the acquisition liability anniversary payments due.

The excess of the purchase price over the estimated fair values of the net assets acquired from McColl Partners LLC amounted to $16,677,959 of Goodwill and $4,010,000 of intangible assets.

Goodwill represents the excess of the purchase price over the fair values of identifiable net assets acquired in business acquisitions. Goodwill is tested for impairment annually in the fourth quarter of the fiscal year or more often if events or circumstances indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying amounts to their respective fair values. The fair values are determined primarily using the discounted cash flows and valuation comparisons from publicly available information of similar businesses. Comparative market multiples and other factors are used to corroborate the discounted cash flow results. If the carrying amount, including goodwill, exceeds the estimated fair value, then the identifiable assets and liabilities are estimated at fair value as of the current testing date. The excess of the estimated fair value over the current estimated fair value of net assets establishes the implied value of goodwill. The excess of the recorded goodwill over the implied goodwill value is charged to earnings as an impairment loss. Based on the assessment, there were no goodwill impairment charges in 2016.

Intangible assets consist of customer backlog, non-compete agreements and technology-based intangible assets. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives. Management reviews identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There was a $100,000 impairment charge for the Database technology in 2016 due to its abandonment due to a new system. The intangible assets were amortized on the following schedule:

Intangible Assets	Useful Life	Cost	Amortization	Net
Backlog	1 Year	$2,760,000	$(2,760,000)	$ -
Non-Compete	3 Years	1,000,000	(1,000,000)	-
Database technology	5 Years	250,000	(250,000)	-
Totals		$4,010,000	$(4,010,000)	$ -

3. TRANSACTIONS WITH RELATED ENTITY

The financial statements reflect significant balances and transactions with an affiliate. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including, but not limited to, expenses such as all company personnel including out of pocket client project costs, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

For the year ended May 31, 2016 the net services and expense charged to the Company amounted to $52,968,017. The payable due to Deloitte FAS at May 31, 2016 was $111,286.

4. ACQUISITION LIABILITY

Acquisition liability in the amount of $2,405,015 represents the balance due on the purchase of the assets of McColl Partners LLC. The balance includes accrued interest of $73,680 at an interest rate of 1.6% per annum. The acquisition liability was paid in full in June 2016.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

As of May 31, 2016, the Company's net capital was $10,829,854 and its required net capital was $235,376. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .33 to 1.

6. SUBSEQUENT EVENTS

The Company evaluates events subsequent to May 31, 2016 through the date the audited financial statements are issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

* * * * *